UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

MakeMusic! Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

6411E 10 1

(CUSIP Number)

October 25, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64111E 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Walrus Partners, L.L.C. 41-1863369

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 306,116

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 306,116

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 306,116

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.1%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 64111E 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) S2 Partners, L.P. 41-1867685

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 306,116

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 306,116

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 306,116

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.1%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
(a)	Name of Issuer The name of the issuer is MakeMusic! Inc.
(b)	Address of Issuer's Principal Executive Offices The address of the principal executive offices of the Issuer is: 6210 Bury Drive Eden Prairie, Minnesota 55346

Item 2.
(a)

Name of Person Filing
This statement is being filed by Walrus Partners, L.L.C., a Minnesota limited liability company (“Walrus Partners”), individually and as the sole general partner of S2 Partners, L.P., a Minnesota limited partnership (“S2 Partners”).  Walrus Partners is an investment advisor registered with the State of Minnesota.  S2 Partners was established to operate as a private investment partnership.

(b)	Address of Principal Business Office or, if none, Residence The principal address of Walrus Partners and S2 Partners is: 8014 Olson Memorial, #232 Golden Valley, MN 55427
(c)	Citizenship Minnesota
(d)	Title of Class of Securities Common Stock
(e)	CUSIP Number 64111E 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Amount beneficially owned:  S2 Partners holds 306,116 shares of common stock of MakeMusic! Inc.  The investment advisor and sole general partner of S2 Partners is Walrus Partners, which may be deemed to be the beneficial owner of the 306,116 shares of common stock held by S2 Partners

(b)

Percent of class:

Percent of Class:  9.1% based upon 3,381,321 shares outstanding as of October 20, 2004 as reported in the MakeMusic! Inc. Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 306,116
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 306,116
		(iv)	Shared power to dispose or to direct the disposition of 0

Number of shares as to which S2 Partners has
		(v)	Sole power to vote or to direct the vote 0
		(vi)	Shared power to vote or to direct the vote 306,116
		(vii)	Sole power to dispose or to direct the disposition of 0
		(viii)	Shared power to dispose or to direct the disposition of 306,116

Walrus Partners has voting and investment power over the shares of the issuer held by S2 Partners

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Walrus Partners is an investment adviser registered with the State of Minnesota.  Walrus Partners is the investment adviser and general partner of S2 Partners and as such, Walrus Partners may be deemed to possess sole voting and dispositive power over the 306,116 shares of MakeMusic! Inc. held by S2 Partners and reported in this Schedule 13G.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WALRUS PARTNERS, L.L.C.

December 2, 2004
Date
/s/ R. Russell Last
Signature
Russell Last/President
Name/Title

S2 PARTNERS, L.P.

December 2, 2004
Date
/s/ R. Russell Last
Signature
Russell Last/President
Name/Title